CALIBRE MINING CORP.

(formerly TLC Ventures Corp.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006

 (Expressed in Canadian Funds)

Calibre Mining Corp.	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Canadian Funds
(Unaudited)

	September	December
	30	31
ASSETS	2007	2006
Current
Cash and cash equivalents	$5,512,752	$7,685,884
Amounts receivable	62,800	56,264
Prepaid, deposits and advances	190,565	280,613
	5,766,117	8,022,761

Property and Equipment (Note 4)	301,596	104,878
Mineral Property Costs – Schedule (Note 5)	2,693,619	2,313,600

	$8,761,332	$10,441,239

LIABILITIES
Current
Accounts payable	$59,034	$18,791
Accrued liabilities	40,000	282,711
Due to related parties (Note 8a)	4,679	38,300
	103,713	339,802

Future income tax liability (Note7(d))	68,194	-
Non-Controlling Interest – Cybele Resources Inc. (Note 6)	-	47,100

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	18,592,649	17,914,241
Contributed Surplus - Statement 2	3,685,367	3,086,706
Deficit - Statement 2	(13,688,591)	(10,946,610)
	8,589,425	10,054,337
	$8,761,332	$10,441,239

ON BEHALF OF THE BOARD:

“Robert Brown”	, Director

“Edward Farrauto”	, Director

- See Accompanying Notes -

Calibre Mining Corp.	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Period Ended September 30, 2007
Canadian Funds
(Unaudited)

	Common Shares
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance – December 31, 2005	19,631,501	$13,780,170	$1,617,647	$(9,310,772)	$6,087,045
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Issuance of shares per stock split (Note
7b)	19,706,415	-	-	-	-
Issuance of shares for cash	8,700,000	4,032,821	468,069	-	4,500,890
Stock compensation expense	-	-	630,890	-	630,890
Stock compensation included in
Mineral Property costs	-	-	370,100	-	370,100
Loss for the period	-	-	-	(1,635,838)	(1,635,838)
Balance – December 31, 2006	48,112,916	17,914,241	3,086,706	(10,946,610)	10,054,337
Issuance of shares for cash	2,100,000	337,500	-	-	337,500
Issuance of shares for Cybele	442,000	159,120	-	-	159,120
Fair value of options exercised	-	181,788	(181,788)	-	-
Stock compensation expense	-	-	572,854	-	572,854
Stock compensation included in
Mineral Property costs	-	-	207,595	-	207,595
Loss for the period	-	-	-	(2,741,981)	(2,741,981)

Balance – September 30, 2007	50,654,916	$18,592,649	$3,685,367	$(13,688,591)	$8,589,425

- See Accompanying Notes -

Calibre Mining Corp.	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
For the Period Ended September 30
Canadian Funds
(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006

Expenses
Amortization	$16,087	$2,920	$34,765	$27,583
Audit and accounting fees	26,433	25,161	95,952	48,578
Bank charges	585	430	1,800	1,349
Consulting fees	32,000	34,747	113,000	94,747
Foreign exchange loss (gain)	11,352	(3,429)	28,347	6,464
Insurance	12,685	13,480	45,243	40,265
Legal fees	8,105	3,965	47,050	38,529
Marketing	2,590	-	2,590	492
Office, postage and printing	18,467	5,842	75,868	24,015
Rent	30,841	16,818	92,904	41,345
Research and development	-	-	-	3,579
Salaries and wages	262,048	48,632	601,655	131,540
Salaries and wages – Stock compensation	127,100	241,832	572,854	797,840
Shareholder relations	1,272	1,352	7,190	3,978
Telephone and utilities	3,944	5,501	14,567	12,784
Trade shows, conferences	-	-	-	5,514
Transfer agent, regulatory fees	3,610	6,167	19,948	49,760
Travel	23,579	17,517	202,084	45,408
	580,698	420,935	1,955,817	1,373,770
Other Income (Expenses)
Write off mineral properties	-	-	(1,012,667)	-
Property investigation	-	(39,150)	-	(129,667)
Interest income	56,702	59,569	179,403	124,770
Non-controlling interest	1	3,549	47,100	(20,281)
Loss and Comprehensive Loss for the Period	$523,995	$396,967	$2,741,981	$1,398,948

Loss per Share – Basic and Diluted	$(0.01)	$(0.01)	$(0.06)	$(0.03)

Weighted Average Number of Common Shares
Outstanding	50,223,481	46,978,219	49,272,154	41,890,475

- See Accompanying Notes -

Calibre Mining Corp.	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
For the Period Ended September 30
Canadian Funds
(Unaudited)

	Three months		Nine months
Cash Resources Provided By (Used in)	2007	2006	2007	2006

Operating Activities
Loss for the period	$(523,995)	$(396,967)	$(2,741,981)	$(1,398,948)
Items not affecting cash:
Amortization	16,087	2,920	34,765	27,583
Write off – mineral properties	-	-	1,012,667	-
Non-controlling interest	(1)	(3,549)	(47,100)	20,281
Stock-based compensation	127,100	241,832	572,854	797,840
Net changes in non-cash working capital
components:
Amounts receivable	12,080	(8,357)	(6,536)	(47,898)
Accounts payable/accrued liabilities/due to
related parties	(75,318)	3,394	(236,089)	(7,764)
Prepaid expenses	(23,339)	(23,580)	90,048	(42,851)
	(467,386)	(184,307	(1,321,372)	(651,757)

Investing Activities
Property and equipment acquired	(63,215)	(5,798)	(231,483)	(27,574)
Mineral property costs	(256,418)	(163,102)	(957,777)	(497,725)
	(319,633)	(168,900)	(1,189,260)	(525,299)

Financing Activities
Cash received for shares – net of issuance costs	156,250	4,500,890	337,500	4,500,890

Net Increase (Decrease) in Cash and Cash
Equivalents	(630,769)	(4,147,683)	(2,173,132)	3,323,834
Cash and Cash Equivalents – Beginning of Period	6,143,521	4,221,393	7,685,884	5,045,242
Cash and Cash Equivalents – End of Period	$5,512,752	$8,369,076	$5,512,752	$8,369,076

Schedule of Non-Cash Investing and Financing
Activities
Shares issued for purchase of Cybele	$159,120	$-	$159,120	$-
Shares issued for mineral property	$-	$-	$-	$101,250
Stock-compensation costs recorded in share capital	$127,100	$241,832	$572,854	$797,840

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

- See Accompanying Notes -

Calibre Mining Corp.	Schedule
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
For the Period Ended September 30, 2007
Canadian Funds
(Unaudited)

		Point	Cargo,	Total
		Leamington,	Australia
		Canada

Acquisition costs
Shares – purchase of minority interest of Cybele	$		$159,120	$159,120
Future income tax effect of minority interest purchase			68,194	68,194
			227,314	227,314
Deferred exploration expenditures
Assaying		-	41,142	41,142
Drilling		-	74,675	74,675
Equipment rental		-	3,998	3,998
Geological consulting		7,686	498,686	506,372
Geophysical		210,992	6,584	217,576
Mineral claim maintenance		21,613	3,448	25,061
Administration		-	145,469	145,469
Travel		-	35,936	35,936
		240,291	809,938	1,050,229

Balance – December 31, 2006		1,416,076	-	1,416,076
Balance – Septembre 30, 2007		$1,656,367	$1,037,252	$2,693,619

- See Accompanying Notes -

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

1.	Nature of Business

Calibre Mining Corp. (“CXB” or the “Company”) (“An Exploration Stage Company”) is an exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets. The recovery of the Company’s investment in its mineral properties is dependent upon the discovery, development and production from ore reserves and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CXB ”. The Company’s corporate head office is in Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

2.	Significant Accounting Policies

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and of Cybele Resources Inc. (“Cybele”) and Cybele’s subsidiary Calibre Mining (Australia) Pty. Ltd., (“Calibre Australia”). Cybele is a British Columbia company incorporated April 18, 2005. Calibre Australia is an Australian company incorporated on November 28, 2005. During the prior year, Cybele incorporated Cybele (Vanuatu) Ltd. , Cybele (PNG) Ltd., and Cybele (Solomon Islands) Limited. All intercompany balances and transactions have been eliminated upon consolidation.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at December 31, 2006.

Adoption of new accounting standards

On January 1, 2007, the Company adopted two new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); Section 3855, “Financial instruments – recognition and measurement”, and Section 1530, “Comprehensive income”. These standards were adopted on a prospective basis and as such, prior periods have not been restated.

a) Comprehensive income

Section 1530 introduces Comprehensive Income which is comprised of Net Income and Other Comprehensive Income (“OCI”) and represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

2.	Significant accounting policies - Continued

a) Comprehensive income

The Company’s Financial Statements will include a Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income (“AOCI”) will be presented as a new category of Shareholders’ equity in the Balance Sheet.

b) Financial instruments – recognition and measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available -for -sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held -for-trading will be measured at fair value with gains and losses recognized in the Company’s loss for the period. Financial assets held -to-maturity, loans and receivables and financial liabilities other that those held -for -trading, will be measured at amortized cost using the effective interest method of amortization. Available -for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available -for -sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contacts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in the Company’s loss for the period, except for derivatives that are designated as a cashflow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held -for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the immediate expensing of any related transaction costs, fees or premiums.

The Company has determined that there has been no effect on the financial statement from the adoption of the above accounting policies.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

4.	Property and Equipment

			Net Book	Net Book
		Accumulated	Value	Value
	Cost	Amortization	2007	2006
Computer equipment and
software	$165,578	$(34,735)	$130,843	$29,845
Furniture and office
equipment	108,580	(18,029)	90,551	75,033

Leasehold improvements	14,385	(798)	13,587	-
Vehicle	71,189	(4,574)	66,615	-

	$359,732	$(58,136)	$301,596	$104,878

5.	Mineral Property Costs

Details are as follows:

		Deferred	Total	Total
	Acquisition	Exploration	2007	2006

Point Leamington Property	$655,000	$1,001,367	$1,656,367	$1,416,076
Cargo	227,314	809,938	1,037,252	-
International	-	1,012,667	1,012,667	972,462
Write off – mineral properties	-	(1,012,667)	(1,012,667)	(74,938)
	$882,314	$1,811,305	$2,693,619	$2,313,600

a)	Point Leamington Property, Newfoundland, Canada

Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation (“Rubicon”) the Company acquired a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company issued 600,000 common shares and paid $250,000

There is a 2% Net Smelter Return Royalty on the property held by third parties. In addition, the Company acquired an by staking an additional 1,044 claims in the vicinity of its Point Leamington Mining Lease for a total cost of $62,640. There are no Net Smelter Return Royalties on the newly staked claims.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

5.	Mineral Property Costs – Continued

	b)	International

During the prior year the Company acquired one Exploration License and two Prospecting Licenses in Vanuatu and three Prospecting Licenses in the Solomon Islands. During the period the Company has decided not to pursue any further exploration and the related acquisition and exploration costs associated with the properties have been written off.

	c)	Cargo Farm-in and Joint Venture Agreement

The Company has entered into a Farm -in and Joint Venture Agreement dated December 19, 2006 with Golden Cross Operations Pty. Ltd. (“Golden”) covering Exploration Licence 5238 (“Cargo Licence”) located in New South Wales, Australia. Under the terms of the agreement the Company can acquire a 70% direct interest in the Cargo License from Golden by spending AUD$5.0 million on exploration and development over 4 years. The Company has committed to a minimum AUD$250,000 by November 28, 2007 (completed) with subsequent annual minimum expenditures being at the election of the Company as follows: Year 2: AUD$750,000, Year 3: AUD$1,500,000 and Year 4: AUD$2,500,000. Expenditures in excess of these amounts can be accumulated and carried forward. Once the Company confirms its 70% interest in the Cargo Licence, subsequent program budgets would be funded 70% by the Company and 30% by Golden unless Golden elects to withdraw. In this event the Company could acquire a further 30% interest from Golden and Golden would be entitled to a Net Smelter Return (“NSR”) royalty from future production. The NSR royalty shall be 0.33% in the first year after commencement of production, 0.67% in the second year, 1.33% in the third year and 2.0% in the fourth year and thereafter, provided that if the average daily gold price during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

6.	Cybele Resources Inc.

During 2005 the Company invested $477,000 in Cybele representing 95.08% of the issued and outstanding shares of Cybele. On November 7, 2005 Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid. Should there be payments made, it will be treated, for accounting purposes, as period costs.

During 2006, the Company purchased an additional 1.22% of Cybele for consideration of US$1,000,000 bringing the Company’s ownership to 96.30%. As part of the financing into Cybele, the Company was granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

In September the Company purchased the remaining balance of the Cybele common shares from the Cybele management. The Company issued 442,000 common shares in exchange for 2,210,000 Cybele common shares. The Company now owns 100% of Cybele.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital

	a)	Authorized: Unlimited number of common shares without par value.

	b)	Stock split

Pursuant to a special shareholder resolution, the Company affected a 2 new for 1 old stock split on June 15, 2006. All comparative number of shares, options and warrants as well as the weighted average shares outstanding and net loss per share figures have been presented reflecting the stock split.

	c)	Share issuance

During 2006 the Company issued by way of a non -brokered private placement financing 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in the Company until January 12, 2008 at a price of $1.00 per share.

The fair value attributable to the common shares and warrants was $4,032,821 and $468,069 respectively.

Assumptions
Risk-free interest rate	4.27%
Expected stock price volatility	60.37%
Expected dividend yield	0.00%
Expected life of warrants	18 months

d)

The Company issued 442,000 common shares to the minority shareholders of Cybele Resources Inc. (“Cybele”) for their 3.7% interest in Cybele. Calibre now owns 100% of the issued and outstanding common shares of Cybele. This was for accounting purposes a purchase of assets and the consideration paid has been allocated to the fair value of the assets and liabilities of Cybele. Accordingly, the common shares, valued at $159,120, have been recorded as acquisition costs to the Cargo property. The parties entered into a share exchange agreement whereby Calibre issued 442,000 common shares in exchange for 2,210,000 Cybele common shares. The common shares have been valued at $159,120 and recorded as a part of the acquisition costs of the Cargo property. The value allocated to the Cargo property includes an adjustment to record a future income tax liability of $68,194.

e)	Share Purchase Options

i)

The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 9,620,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s Board of Directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

e)	Share Purchase Options – Continued

Options granted to directors, officers and employees vest according to the following schedule:

25% - on grant date
25% - six months after grant date
25% - twelve months after grant date
25% - eighteen months after grant date

ii)	A summary of the Company’s options at September 30, 2007 and the changes for the period are as follows:

					Outstanding
	Outstanding				September,
Exercise	December 31,			Expired or	30,
Price	2006	Granted	Exercised	Cancelled	2007	Expiry date
$0.125	1,910,000	-	(1,900,000)	-	10,000	December 11, 2008
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.675	400,000	-	-	-	400,000	August 29, 2009
$0.60	400,000	-	-	-	400,000	March 4, 2010
$0.50	1,420,000	-	(200,000)	-	1,220,000	May 18, 2010
$0.75	50,000	-	-	-	50,000	January 26, 2011
$0.625	50,000	-	-	-	50,000	April 27, 2011
$0.625	1,000,000	-	-	-	1,000,000	June 9, 2011
$0.65	50,000	-	-	-	50,000	June 19, 2011
$0.44	-	2,500,000	-	-	2,500,000	March 7, 2012
$0.60	-	1,000,000	-	-	1,000,000	June 12, 2012
	5,290,000	3,500,000	(2,100,000)	-	6,690,000

Weighted average
exercise price	$0.41	$0.49	$0.16	-	$0.53

Average
		Weighted	remaining
	Number of	Average	contractual
Details	Options	Exercise Price	life in years	Expiry
Vested as at				December 11, 2008 to
September 30, 2007	5,315,000	$0.48	3.22	June 12, 2012
Outstanding as at				December 11, 2008 to
September 30, 2007	6,690,000	$0.53	2.93	June 12, 2012

Subsequent to September 30, 2007, 300,000 options were granted at an exercise price of $0.44 per share purchase option expiring October 15, 2012.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

e)	Share Purchase Options – Continued

ii)	- Continued

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

iii)

During the 2006 fiscal year, the Company granted stock options of 1,150,000 to employees and consultants of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.625 to $0.75 per share, expiring January 26, 2011 to June 19, 2011. The total fair value of the options granted was calculated to be $568,206. As at September 30, 2007, 875,000 of these options vested. Since options are granted under a graded vesting schedule, the Company recorded $199,711 in stock- based compensation expense and $72,621 has been recorded as mineral property costs in relation to these options during the current period.

During the 2007 fiscal year the Company granted stock options of 3,500,000 to employees of the Company. Each option entitles the holder to acquire one common share of the Company at an exercise prices ranging from $0.44 to $0.60 per share, expiring March 7, 2012 to June 12, 2012. The total fair value of the options granted was calculated to be $773,819. As at September 30, 2007, 1,500,000 of these options vested. Since options are granted under a graded vesting schedule, the Company recorded $373,143 in stock-based compensation expense during the current period.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005
Average risk free interest rate	4.34%	4.23%	3.35%
Average expected option life	3 years	3 years	3 years
Stock volatility – based on trading history	60.81%	136.24%	162.25%
Dividend payments during life of option	Nil	Nil	Nil

iv)

During 2006, the Company’s subsidiary, Cybele, granted 1,200,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25 USD per share, expiring June 9, 2011. These options have been cancelled.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

e)	Share Purchase Options – Continued

iv)	- Continued

A summary of the Cybele’s options at September 30, 2007 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	June 30,
Price	2006	Granted	Exercised	Cancelled	2007	Expiry date
$0.25USD	410,000	-	-	(410,000)	-	November 7, 2010
$0.25USD	1,200,000	-	-	(1,200,000)	-	June 9, 2011
	1,610,000	-	-	(1,610,000)	-
Weighted average
exercise price $0.25USD		$-	$-	$0.25USD	-

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Average risk free interest rate	4.25%	3.86%
Average expected option life	3 years	3 years
Stock volatility – based on trading history	135.92%	147.91%
Dividend payments during life of option	Nil	Nil

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

f)	Share Purchase Warrants

As at September 30, 2007, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	September 30,
Price	2006	Issued	Exercised	Cancelled	2007	Expiry date
$1.00	4,350,000	-	-	-	4,350,000	January 12, 2008
	4,350,000	-	-	-	4,350,000

Weighted average
exercise price	$1.00	-	-	-	$1.00

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

8.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at September 30, 2007, amounts due to related parties consist of $4,679 (2006 - $23,263) owing to a director and officers. These amounts include legal fees, staff and travel expenses. These amounts are non-interest bearing, unsecured and due on demand.

	b)	During the period, legal fees of $40,310 (2006 - $25,159) were paid to a law firm associated with an officer of the Company.

	c)	During this period director fees in the amount of $30,000 were paid to the independent directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

9.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

December
31, 2006

Loss before income taxes	$(1,635,838)

Expected income tax (recovery)	$(553,845)
Items not deductible for income tax
purposes	205,136
Unrecognized benefit of non-capital losses	348,709

Total income taxes	$-

Represented by:
Current income tax	$-
Future income tax	$-

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

9.	Income Taxes – Continued

The significant components of the Company's future income tax assets and liabilities are as follows:

December
31, 2006

Future income tax assets (liabilities)
Financing costs	$6,452
Loss carry -forwards	1,028,976
Undepreciated capital cost in excess of
accounting net book value	21,765
Mineral properties	149,600

1,206,793
Valuation allowance	(1,138,599)

Future income tax liability	$68,194

As at December 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $2,515,726 available to offset against taxable income in future years, which, if unutilized, will expire through to 2016. In addition, the Company has tax losses for Australian purposes of approximately $568,702 available to offset against taxable income in future years for an indefinite period, subject to certain conditions. The Company has resource exploration expenditures of approximately $1,654,664 available to reduce taxable income of future years, subject to certain restrictions. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

10.	Commitments

During the year, the Company signed a lease agreement for the rental of office space. The lease expires June 30, 2011. The future minimum lease obligations are as follows:

Amount
2007	$27,847
2008	114,251
2009	117,113
2010	117,113
2011	58,537
$434,881